Exhibit (d)(2)

PERSONAL AND CONFIDENTIAL

July 12, 2013

Amgen Inc.

One Amgen Center Drive

38-5-A

Thousand Oaks, California 91320

Ladies and Gentlemen:

In connection with your consideration of a possible business transaction involving Onyx Pharmaceuticals, Inc. (the “Company”) and/or its securities and you (a “Possible Transaction”), you have requested information concerning the Company that is confidential and proprietary. As a condition to your being furnished such information, you agree to treat any information, whether written or oral, concerning the Company or any of its subsidiaries, affiliates or divisions (whether prepared by the Company, its advisors or otherwise) that is furnished to you by or on behalf of the Company (herein collectively referred to as the “Evaluation Material”) in accordance with the provisions of this letter agreement and you and we agree to take or abstain from taking certain other actions herein set forth. The term “Evaluation Material” includes, without limitation, all notes, analyses, compilations, Excel spread sheets, data, reports, studies, interpretations or other documents furnished to you or your Representatives (as defined below) by or on behalf of the Company or prepared by you or your Representatives to the extent such materials reflect or are based upon the Evaluation Material. The term “Evaluation Material” does not include information that (a) is or becomes available to you from a source other than the Company or its Representatives; provided that such source is not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company that prohibits such disclosure, (b) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (c) has been or is independently developed by you or your Representatives without the use of the Evaluation Material or in violation of the terms of this letter agreement or (d) is hereafter required to be disclosed under applicable securities or antitrust laws or under applicable stock exchange rules (regardless of the reasons for the applicability thereof), provided that, in the case of clause (d), (i) such disclosure requirement does not arise from a breach of paragraph 8 of this letter agreement and (ii) you determine in in your reasonable good faith judgment that such disclosure is so required. For purposes of this letter agreement the term “Representatives” shall include a party’s controlled Affiliates’ (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) and its and its controlled Affiliates’ directors, officers, employees, attorneys, accountants, rating agencies, financial advisors and other professional representatives and shall also include any of your and your controlled Affiliates’ sources of senior and/or subordinated debt or equity financing and their professional representatives, provided that in the case of your debt and equity financing sources (other than Lazard and Bank of America Merrill Lynch) you provide the Company with prior notice of the identity of each such debt and equity source before providing any Evaluation Material to each such source.

You hereby agree that the Evaluation Material will be kept confidential and used solely for the purpose of evaluating, negotiating, proposing, pursuing, effecting or seeking to effect a Possible Transaction; provided, however, that the Evaluation Material may be disclosed (i) to your Representatives to whom disclosure is reasonably deemed by you to be required to assist you in evaluating, negotiating, proposing, pursuing, effecting or seeking to effect a Possible Transaction, (ii) to the extent required by applicable securities or antitrust laws or under applicable stock exchange rules (regardless of the reasons for the applicability thereof) and (iii) as the Company may otherwise consent in writing, provided that, in the case of clause (ii), (x) such disclosure requirement does not arise from a breach of paragraph 8 of this letter agreement and (y) you determine in your reasonable good faith judgment that such disclosure is so required. All such Representatives shall be informed by you (A) of the terms of this letter agreement, (B) of the confidential nature of the Evaluation Material, and (C) to treat the Evaluation Material confidential in accordance with the terms of this letter agreement. Each party agrees to be responsible for any breaches of any of the provisions of this letter agreement by any of its Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the other party may have against such Representatives with respect to such breach).

You hereby acknowledge that you and your Representatives are aware that the Evaluation Material may contain material, non-public information about the Company and that the United States securities laws restrict any person who has material, non-public information about a company from purchasing or selling any securities of such company on the basis of such information.

Neither you nor we will, and you and we will direct our respective Representatives not to, disclose to any person (including any governmental agency, authority or official or any third party) either the fact that discussions or negotiations are taking place concerning a Possible Transaction, or any of the terms, conditions or other facts with respect to a Possible Transaction, including the status thereof or that Evaluation Material has been made available to you (such information, “Transaction Information”); provided, however, that disclosure pursuant to an External Demand shall be governed by paragraph 5 of this letter agreement mutatis mutandis and as applied to you and us and our respective Representatives; provided further, however, that, other than in the case of an External Demand, either party may disclose Transaction Information if but only if (i) such disclosure is required under applicable securities or antitrust laws or under applicable stock exchange rules (regardless of the reasons for the applicability thereof) as determined in the disclosing party’s reasonable good faith judgment and (ii) in the case of a disclosure by you, such disclosure requirement does not arise from a breach of paragraph 8 of this letter agreement.

In the event you or any of your Representatives receives a request or is required by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process or pursuant to a formal request from a regulatory examiner (any such requested or required disclosure, an “External Demand”) to disclose all or any part of the Evaluation Material, you or your Representatives, as the case may be, agree to (in each case, to the extent legally permissible) (a) promptly notify the Company of such request or requirement, (b) consult with the Company on the advisability of taking legally available steps to resist or narrow such request, and (c) use commercially reasonable efforts to assist the Company, at the Company’s expense, in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, the Company waives compliance with the provisions hereof or such compliance is not legally permissible, (i) you or your Representatives, as the case may be, may disclose to the applicable tribunal, governmental entity or regulatory examiner only that portion of the Evaluation Material which you or your Representatives are advised by counsel is legally required to be disclosed, and you or they shall exercise reasonable best efforts to cooperate with the Company in obtaining reasonable assurance that confidential treatment will be accorded such Evaluation Material, and (ii) you and your Representatives shall not be liable for such disclosure, unless disclosure to any such tribunal, governmental entity or regulatory examiner resulted from a breach by you or your Representatives of the provisions of this letter agreement.

Unless otherwise agreed to by the Company in writing, (a) all communications with the Company regarding the Possible Transaction, (b) requests for additional information from the Company, (c) requests for facility tours or management meetings, and (d) discussions or questions regarding procedures, timing and terms of any Possible Transaction, will be submitted or directed exclusively to Centerview Partners LLC (the “Banker”), provided that the foregoing shall not apply to communications between your and the Company’s chief executive officers or communications between your and the Company’s outside counsel.

You agree that, for a period of one (1) year from the date hereof, neither you nor any of your controlled Affiliates who are provided with Evaluation Material or become aware of your discussions with the Company, will, directly or indirectly through intermediaries, solicit for employment or employ any individual serving as (a) an officer of the Company, or (b) any senior managerial employee of the Company with whom you have had substantial contact during your discussions and negotiations with the Company concerning a Possible Transaction, in each case without obtaining the prior written consent of the Company; provided that you may make general solicitations for employment not specifically directed at the Company or any of its subsidiaries or their respective employees and solicit for employment and/or employ any person who responds to such solicitations, and provided further, that the foregoing shall not restrict you from soliciting to employ or employing any officer or senior managerial employee (i) 180 days following the termination by the Company of their employment or (ii) following the termination by the senior managerial employee or officer of employment with the Company where such termination does not result from the solicitation for employment by you.

You hereby acknowledge that, unless otherwise agreed in writing by the Company, until the earlier of September 2, 2013 and the Fallaway Date (as herein defined), neither you nor any of your controlled Affiliates who are provided with Evaluation Material or who you make aware of the discussions regarding a Possible Transaction will: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of all or substantially all of the Company’s consolidated assets or businesses or (ii) any recapitalization, restructuring, liquidation or other similar extraordinary transaction involving the Company; (b) (i) acquire beneficial ownership of any equity securities (including in derivative form) of the Company (the “Securities”) (collectively, a transaction specified in (a)(i), (a)(ii) and (b)(i) involving a majority of the Company’s outstanding capital stock or consolidated assets, is referred to as a “Business Combination”), (ii) make any “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or consents to vote any equity securities of the Company,

(iii) nominate any person as a director of the Company, or (iv) propose any matter to be voted upon by the stockholders of the Company; (c) directly or indirectly, form, join or in any way participate in a third party “group” (as such term is used in the rules of the Securities and Exchange Commission) (or discuss with any third party the potential formation of a group) with respect to any equity securities of the Company or a Business Combination involving the Company; (d) request the Company (or any of its officers, directors or Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); or (e) take any action that would or would reasonably be expected to require the Company to make a public announcement regarding a potential Business Combination; provided, however, that nothing in this letter agreement shall prohibit you from making a confidential proposal to the Company for a transaction involving a Business Combination. “Fallaway Date” shall mean the earliest date on which (i) any person (for the avoidance of doubt, other than you or your Affiliates) commences a tender or exchange offer that, if consummated, would make such person (or any of its Affiliates) the beneficial owner (within the meaning of Section 13(d)(1) of the Exchange Act) of 50% or more of the Company’s outstanding common stock, or any rights or options to acquire such ownership, including from a third party, or (ii) there is a public announcement by the Company that it has entered into a definitive agreement with a third party for a transaction involving a Business Combination.

The expiration or termination of the covenant set forth in the previous paragraph will not terminate or otherwise affect any of the other provisions of this letter agreement. Except to the extent expressly provided in the previous paragraph, no provision of this letter agreement shall restrict you or your Representatives, directly or indirectly, from (a) evaluating, negotiating, proposing, pursuing, effecting or seeking to effect (i) any acquisition of beneficial ownership of any Securities or assets of the Company or its Affiliates, whether by means of any purchase, tender offer, exchange offer, merger or otherwise, (ii) any change in the management, board of directors, governing instruments or policies or affairs of the Company or its Affiliates or (iii) any solicitation of proxies or written consents from the Company’s stockholders or (b) taking any actions or engaging in activities with respect to the foregoing.

Although the Company has endeavored to include in the Evaluation Material information which it believes to be relevant for the purpose of your investigation, you understand that none of the Company, the Banker, or their respective Affiliates or Representatives have made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material and that only those representations and warranties made by either party in writing in a subsequent definitive written agreement with you with respect to a Possible Transaction, if any, shall have any legal effect. You agree that, other than as may be set forth in such a definitive agreement, none of the Company, the Banker, or their respective Affiliates or Representatives shall have any liability to you or any of your Affiliates or Representatives resulting from the selection, use or content of the Evaluation Material by you or your Affiliates or Representatives.

Upon the Company’s (directly or through the Banker) demand, you shall either promptly (a) destroy the Evaluation Material and any copies thereof, or (b) return to the Company all Evaluation Material and any copies thereof, and, in either case, confirm in writing to the Company that all such material has been destroyed or returned, as applicable, in compliance with this letter agreement. It is understood that information in an intangible or electronic format containing Evaluation Material is impractical to be removed, erased or otherwise deleted from archival systems (also known as “computer or system back-ups”) but that such information will continue to be protected under the confidentiality requirements contained in this letter agreement and you and such Representatives shall continue to be bound by the obligations of confidentiality hereunder. Notwithstanding the foregoing, your legal department and/or outside counsel may keep one copy of the Evaluation Material (in electronic or paper form) solely for the purposes of monitoring your compliance with the terms of this letter agreement, and, with respect to your Representatives who are accounting firms or financial institutions, such firms may keep one copy of the Evaluation Material if required by bona fide written policies and procedures implemented by such accounting firms or financial institutions in order to comply with applicable law, regulation or professional standards; provided that you and such Representatives shall continue to be bound by the obligations of confidentiality hereunder.

You and we acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by you or us or our respective Representatives and that you and we shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and each party further agrees to waive, and use its best efforts to cause its Representatives to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity.

You and we agree that unless and until a definitive agreement between the Company and you with respect to the Possible Transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to any transaction by virtue of this or any written or oral expression with respect to any transaction by any of its or your Affiliates and Representatives except, in the case of this letter agreement, for the matters specifically agreed to herein, and, except in the case of such matters, you and we hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any Possible Transaction unless and until a definitive agreement is entered into between you and the Company. For purposes of this letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer or bid. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

You acknowledge that (a) the Company and the Banker shall be free to conduct the process for a transaction as they in their sole discretion shall determine (including, without limitation, negotiating with any of the prospective buyers and entering into a definitive agreement without prior notice to you or to any other person) and (b) any procedures relating to such transaction may be changed at any time without notice to you or any other person.

No failure or delay by the Company, you or any of its or your Representatives in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, and no modification hereof shall be effective, unless in writing and signed by an officer of the Company or you, as the case may be, or other authorized person on such party’s behalf.

The illegality, invalidity or unenforceability of any provision hereof shall not affect the legality, validity or enforceability of any other provision.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Chancery Courts in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement or the proposed transaction, and agree not to commence any action, suit or proceeding related thereto except in such courts.

This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by telecopier or pdf electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

Nothing herein expressed or implied is intended to confer upon or give any rights or remedies under or by reason of this letter agreement to any person other than the parties hereto.

Each party’s obligations under this letter agreement expire upon the earlier of (i) two (2) years following the date hereof and (ii) the consummation of a Possible Transaction.

Very truly yours,

ONYX PHARMACEUTICALS, INC.

By:	/s/ Suzanne M. Shema

Name:	Suzanne M. Shema
Title:	General Counsel

Confirmed and Agreed to:

AMGEN INC.

By:	/s/ David J. Scott

Name:	David J. Scott
Title:	Sr. Vice President, General Counsel & Secretary

Date: July 12, 2013

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